September 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Alexandra Barone

Re:	Spire Global, Inc.
Registration Statement on Form S-1
File No. 333-259733

Acceleration Request
	Requested Date:	September 30, 2021
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spire Global, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-259733) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Andrew Hill at (650) 387-2202.

* * * *

Sincerely,
SPIRE GLOBAL, INC.
/s/ Peter Platzer
Peter Platzer
Chief Executive Officer

cc:	Ananda Martin, Spire Global, Inc.

Ethan P. Lutske, Wilson Sonsini Goodrich & Rosati, P.C.

Richa Sharma, Wilson Sonsini Goodrich & Rosati, P.C.